Mail Stop 4561

March 3, 2009

Robert B. Dillon
Chief Executive Officer
Exobox Technologies Corp.
2121 Sage Road, Suite 200
Houston, TX 77056

> **Re: Exobox Technologies Corp.**
> **Form 10-KSB for Fiscal Year Ended July 31, 2008**
> **Filed November 12, 2008**
> **File No. 000-51689**

Dear Mr. Dillon:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended July 31, 2008

Forward Looking Statements, page 3

1.   We note your statement that your report contains "forward looking statements within the meaning of Section 27A of the Securities Act of 1933 … and Section 21E of the Securities Exchange Act of 1934 …." Section 27A(b)(1)(C) of the Securities Act of 1933 and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made by issuers of penny stock. Please either:

- delete any references to the Litigation Reform Act; or
- make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to issuers of penny stock.

Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

Recent Sales of Securities, page 13

2.   As to all securities sold during the period covered by the report that were not registered under the Securities Act, you must state the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Refer to Item 5 of Form 10-KSB and 701(d) of Regulation S-B. Please supplementally provide us with this information for the unregistered sales you list in this section. In addition, please provide us with this information for unregistered securities sales for the quarters ended October 31, 2008 and January 31, 2009. Refer to Item 2 of Form 10-Q.

3.   It appears that you issued warrants in unregistered transactions during the year ended July 31, 2008, but that you have not disclosed these issuances in your Recent Sales of Unregistered Securities section. In your response letter, provide the information responsive to Item 701 of Regulation S-B. Also confirm that your future periodic reports will provide information responsive to Item 701 with respect to unregistered sales of all classes of securities.

Item 6. Management's Discussion and Analysis or Plan of Operation, page 15

4.   Future filings should contain an "Overview" section which includes a discussion of the status of Exobox's efforts to develop its business, economic or industry-wide factors relevant to Exobox, and material opportunities, challenges and risks on which Exobox's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. Refer to Release No. 33-8350. Specifically, you should discuss your efforts and progress at they relate to product development and the establishment of a distribution and sales organization. We note the discussion in your "Description of Business" section of your products under development, growth strategy and marketing and sales; however, your Management's Discussion and Analysis should convey to the investing public the status of the efforts to execute on your plans, including material developments during the period covered by the report.

5.   We note that during the fiscal year covered by this report, Exobox converted approximately 2,025,608 shares of Series A Preferred Stock and 642,564 shares

of Series B Preferred Stock into 186,475,319 and 59,153,752 shares of common stock, respectively. Your Business and Management's Discussion and Analysis sections should discuss these transactions, including the circumstances leading up to the conversions and any material impact the conversions may have had on Exobox.

Item 8A. Controls and Procedures, page 30

6.   You state that you plan to implement remediation measures to address the material weaknesses in your disclosure controls and procedures and internal controls over financial reporting. In future filings, provide a more specific explanation of your plans to increase supervision and training of accounting personnel and describe the estimated timetable for those aspects of your remediation efforts. Discuss the remediation activities during the period reported upon, and describe the estimated material costs of the remediation and the anticipated sources of funding and the effect of those demands upon your financial resources.

Item 9. Directors and Executive Officers of the Registrant

Directors and Executive Officers, page 32

7.   Your filings should briefly describe the business experience during the past five years of each director and executive officer. Refer to Item 401 of Regulation S-B. We note that the business experience for Messrs. Studdard and Kim for the past five years has not been provided.

Item 13. Exhibits, page 38

8.   The certifications for this report and your quarterly report for the period ended October 31, 2008 do not include all the information set forth in Item 601(b)(31) of Regulation S-B. We particularly note that the language in paragraph 4 varies from the specified text. Certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31). Please amend your filings to include the proper certifications. Please note that you may file abbreviated amendments consisting of a cover page, an explanatory note, the signature page and paragraphs 1, 2, 4, and 5 of the certification.

9.   We note you filed a Form S-8 registration statement on June 18, 2007 that incorporates all reports and other documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the registration statement and prior to the filing of a post-effective amendment. Please tell us whether any securities remained unsold under this registration statement as of the filing date of this Form 10-KSB. If securities remained unsold at that time, please

file the consent of your auditor for the reports on fiscal years ended July 31, 2008 and 2007 as an exhibit in accordance with Rule 436(b) of Regulation C.

Signatures, page 39

10.   Form 10-KSB must be signed by the small business issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. Your filing appears to have been signed only by Messrs. Dillon and Wirtz on behalf of Exobox. Amend your filing to include the signatures of your principal executive officer or officers, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors, who should all sign as individuals. The individual signatures should be preceded by the specified preamble text that is provided in the Signature page of Form 10-KSB. Refer to General Instructions C.2. of Form 10-KSB.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief